UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August, 2011

Commission File Number: 000-51310

XTL Biopharmaceuticals Ltd.

(Translation of registrant’s name into English)

85 Medinat Hayehudim St., Herzliya
Pituach, PO Box 4033,
Herzliya 46140, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒       Form 40-F   ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐       No   ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    N/A

Incorporation by Reference: This Form 6-K of XTL Biopharmaceuticals Ltd. dated August 30, 2011 is hereby incorporated by reference into the registration statements on Form F-3 (File No. 333-141529, File No. 333-147024 and File No. 333-153055) filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on March 23, 2007 , October 30, 2007 and August 15, 2008, respectively, and the registration statements on Form S-8 (File No. 333-148085, File No. 333-148754 and File No. 333-154795) filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on December 14, 2007, January 18, 2008, and October 28, 2008, respectively.

XTL Biopharmaceuticals (the "Company") Announces
Proteins Research for the Company's Drug Treatment for Multiple Myeloma

Attached hereto is an English translation (from Hebrew) of an announcement from the Company, as submitted on the Tel Aviv Stock Exchange, that XTL Biopharmaceuticals Ltd. intends to conduct proteins research in connection with the Company's drug treatment for multiple myeloma blood cancer.

XTL Biopharmaceuticals Ltd.
("the Company")

August 29, 2011

Dear Sirs,

Re:  Immediate Report - Proteins Research for the
Company's Drug Treatment for Multiple Myeloma

Further to the Company's announcement on May 29th, 2011, regarding the receipt of an Orphan-drug designation by the US Food and Drug Administration (FDA) for its recombinant human erythropoietin (rHuEPO) treatment of multiple myeloma blood cancer, the Company hereby announces that, following consultation with its regulatory and scientific advisors in relation to the execution of its phase 2 clinical trial with its rHuEPO drug for the treatment of multiple myeloma cancer, the Company has decided on August 29th, 2011, to conduct a research, which includes data collection in relation to the presence of the level of specific proteins in the blood of a group of multiple myeloma patients. The collected research data will assist in focusing the phase 2 clinical trial protocol. The aforementioned data collection shall be integrated in the framework of the rHuEPO phase 2 clinical trial that the Company is planning to conduct. The Company's management and advisors estimate that receipt of an approval to commence a phase 2 clinical trial after the finalization of the research data collection and their combination in the framework of the trial's protocol is expected in the second half of 2012.

The Company's estimations with the expected schedules for the receipt of an approval to commence a phase 2 clinical trial are forward-looking statements. This information is uncertain and is based on the Company's current information at the time of this immediate report. The actual schedule may be substantially different than reflected in this report, as there is no certainty to the time required to receive the regulatory agencies’ approval to commence the abovementioned trial.

Respectfully;

XTL Biopharmaceuticals Ltd.

XTL Biopharmaceuticals Ltd. 85 Medinat Hayehudim St., Herzliya Pituach 46766, Israel Tel: +972-9-955-7080 Fax: +972-9-951-9727

Contact:
Investor Relations, XTL Biopharmaceuticals Ltd.
Tel: +972 9 955 7080, Email: ir@xtlbio.com

Cautionary Statement
Some of the statements included in this Form 6-K may be forward-looking statements that involve a number of risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XTL BIOPHARMACEUTICALS LTD.

Date: August 30, 2011	By:	/s/ David Grossman
David Grossman
Chief Executive Officer